UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
RULE 13D-101
Under the Securities Exchange Act of 1934
(Amendment No. 3 )*
PHARMOS CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)
717139307

(CUSIP Number)
Attention: General Counsel

Venrock Associates
Venrock Associates III, L.P.
Venrock Entrepreneurs Fund III, L.P.
Venrock Management III, LLC
VEF Management III, LLC
530 Fifth Avenue
22nd Floor
New York, NY 10036
Tel: (212) 444-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page	2	of	14

1	NAMES OF REPORTING PERSONS: VENROCK ASSOCIATES

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,665,196[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

13,665,196[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,665,196[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
1  Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P., Venrock Management III, LLC and VEF Management III, LLC (collectively, the “Venrock Entities”) are members of a group for purposes of this Schedule 13D/A. The Venrock Entities are voluntarily filing this Schedule 13D/A to update their ownership as of the filing date.
2   As described in Item 5 below, collectively, the Venrock Entities beneficially own 13,665,196 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares. Includes an aggregate of 4,000,000 shares of Common Stock issuable pursuant to warrants exercisable within sixty days of today’s date, subject to the Issuer’s board of directors’ and stockholders’ authorization of additional shares of Common Stock and the filing of an amendment to the Issuer’s Articles of Incorporation with the state of Nevada.
3    This percentage is calculated based upon 59,291,155 shares of the Issuer’s Common Stock as of November 5, 2009, as set forth in the Issuer’s most recent Form 10-Q for the quarter ended September 30, 2009, filed with the Securities and Exchange Commission on November 12, 2009.

Page	3	of	14

1	NAMES OF REPORTING PERSONS: VENROCK ASSOCIATES III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,665,196[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

13,665,196[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,665,196[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
1   The Venrock Entities are members of a group for purposes of this Schedule 13D/A.
2   As described in Item 5 below, collectively, the Venrock Entities beneficially own 13,665,196 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares. Includes an aggregate of 4,000,000 shares of Common Stock issuable pursuant to warrants exercisable within sixty days of today’s date, subject to the Issuer’s board of directors’ and stockholders’ authorization of additional shares of Common Stock and the filing of an amendment to the Issuer’s Articles of Incorporation with the state of Nevada.
3   This percentage is calculated based upon 59,291,155 shares of the Issuer’s Common Stock as of November 5, 2009, as set forth in the Issuer’s most recent Form 10-Q for the quarter ended September 30, 2009, filed with the Securities and Exchange Commission on November 12, 2009.

Page	4	of	14

1	NAMES OF REPORTING PERSONS: VENROCK ENTREPRENEURS FUND III L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,665,196[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

13,665,196[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,665,196[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
1   The Venrock Entities are members of a group for purposes of this Schedule 13D/A.
2   As described in Item 5 below, collectively, the Venrock Entities beneficially own 13,665,196 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares. Includes an aggregate of 4,000,000 shares of Common Stock issuable pursuant to warrants exercisable within sixty days of today’s date, subject to the Issuer’s board of directors’ and stockholders’ authorization of additional shares of Common Stock and the filing of an amendment to the Issuer’s Articles of Incorporation with the state of Nevada.
3    This percentage is calculated based upon 59,291,155 shares of the Issuer’s Common Stock as of November 5, 2009, as set forth in the Issuer’s most recent Form 10-Q for the quarter ended September 30, 2009, filed with the Securities and Exchange Commission on November 12, 2009.

Page	5	of	14

1	NAMES OF REPORTING PERSONS: VENROCK MANAGEMENT III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,665,196[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

13,665,196[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,665,196[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
1  The Venrock Entities are members of a group for purposes of this Schedule 13D/A.
2  As described in Item 5 below, collectively, the Venrock Entities beneficially own 13,665,196 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares. Includes an aggregate of 4,000,000 shares of Common Stock issuable pursuant to warrants exercisable within sixty days of today’s date, subject to the Issuer’s board of directors’ and stockholders’ authorization of additional shares of Common Stock and the filing of an amendment to the Issuer’s Articles of Incorporation with the state of Nevada.
3  This percentage is calculated based upon 59,291,155 shares of the Issuer’s Common Stock as of November 5, 2009, as set forth in the Issuer’s most recent Form 10-Q for the quarter ended September 30, 2009, filed with the Securities and Exchange Commission on November 12, 2009.

Page	6	of	14

1	NAMES OF REPORTING PERSONS: VEF MANAGEMENT III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,665,196[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

13,665,196[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,665,196[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
1   The Venrock Entities are members of a group for purposes of this Schedule 13D/A.
2   As described in Item 5 below, collectively, the Venrock Entities beneficially own 13,665,196 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares. Includes an aggregate of 4,000,000 shares of Common Stock issuable pursuant to warrants exercisable within sixty days of today’s date, subject to the Issuer’s board of directors’ and stockholders’ authorization of additional shares of Common Stock and the filing of an amendment to the Issuer’s Articles of Incorporation with the state of Nevada.
3   This percentage is calculated based upon 59,291,155 shares of the Issuer’s Common Stock as of November 5, 2009, as set forth in the Issuer’s most recent Form 10-Q for the quarter ended September 30, 2009, filed with the Securities and Exchange Commission on November 12, 2009.

The following constitutes Amendment No. 3 to the Schedule 13D previously filed by the undersigned, as amended (as so amended to date, the “Schedule 13D”) with respect to the common stock, par value $0.03 per share (the “Common Stock”) of Pharmos Corporation, a Nevada corporation (the “Issuer” or “Pharmos”). The Schedule 13D is further amended as follows and, except as otherwise provided herein, all items of the Schedule 13D, as amended, remain unchanged.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated as follows:
(a)	This Statement is filed by Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P., Venrock Management III, LLC and VEF Management III, LLC (collectively, the “Venrock Entities”).

(b)	The address of the principal place of business of each of the Venrock Entities is 530 Fifth Avenue, 22nd Floor, York, NY 10036.

(c)	The principal business of each of Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., is venture capital investment business. The principal business of Venrock Management III, LLC is to serve as General Partner of Venrock Associates III, L.P. The principal business of VEF Management III, LLC is to serve as General Partner of Venrock Entrepreneurs Fund III, L.P.

(d)	During the last five years, none of the Venrock Entities and none of the Listed Persons (as defined below), to the knowledge of the Venrock Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Venrock Entities and none of the Listed Persons, to the knowledge of the Venrock Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., is a New York limited partnership. Each of Venrock Management III, LLC and VEF Management III, LLC is a Delaware corporation.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners and each person controlling the general partners of the Venrock Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto (the “Listed Persons”) and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
The Venrock Entities are filing this 13D/A to report that the Venrock Entities received 371,129 shares as a result of Pharmos’s achievement of a clinical development milestone (the “Milestone Shares”) under the terms of a merger agreement related to the acquisition of Vela Pharmaceuticals Inc. in October 2006 (the “Merger Agreement”). The Milestone Shares were issued on November 2, 2009 for no additional consideration.
The Venrock Entities previously purchased shares of Vela Pharmaceuticals Inc. (“Vela”) and on October 25, 2006, Vela merged with Pharmos (the “Merger”). The Merger Agreement provided that the former stockholders of Vela, including the Venrock Entities, would receive additional shares of common stock of Pharmos upon the completion of specified clinical development milestones.
In January 2008, the Merger Agreement was amended to defer the payment of contingent consideration payable by Pharmos to the former stockholders of Vela, including the Venrock Entities, upon the achievement of specified clinical development milestones. Pharmos achieved a milestone relating to patient enrollment in a Phase 2b clinical trial in April 2009 and, in accordance with the terms of the Merger Agreement, as amended, the Milestone Shares were issued to the former Vela stockholders, including the Venrock Entities, on November 2, 2009.
Further reference is hereby made to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2009, under the caption “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Commitments and Long Term Obligations,” for additional information regarding the performance milestones. The foregoing description of the Merger Agreement, as amended, is a summary and does not purport to be complete and is qualified in its entirety to reference to the Merger Agreement, as amended.

Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The Venrock Entities are members of a group for purposes of this Schedule 13D/A.
     (a) As of today’s date, (i) Venrock Associates directly owns 2,459,735 shares of the Issuer’s Common Stock, which includes 720,000 shares of Common Stock issuable pursuant to warrants exercisable within sixty days of today’s date, or approximately 3.9% of the Issuer’s Common Stock; (ii) Venrock Associates III, L.P. directly owns 10,932,159 shares of the Issuer’s Common Stock, which includes 3,200,000 shares of Common Stock issuable pursuant to warrants exercisable within sixty days of today’s date, or approximately 17.3% of the Issuer’s Common Stock; and (iii) Venrock Entrepreneurs Fund III, L.P. directly owns 273,302 shares of the Issuer’s Common Stock, which includes 80,000 shares of Common Stock issuable pursuant to warrants exercisable within sixty days of today’s date, or approximately 0.4% of the Issuer’s Common Stock.
     (b) Each of the Venrock Entities has sole power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock, shared power to dispose or to direct the disposition of 13,665,196 shares of the Issuer’s Common Stock, sole power to vote or to direct the vote of no shares of the Issuer’s Common Stock, and shared power to vote or to direct the vote of 13,665,196 shares of the Issuer’s Common Stock.
     (c) Except as described herein, neither the Venrock Entities nor the Listed Persons, to the knowledge of the Venrock Entities, has effected any transactions in the Common Stock during the past 60 days.
     (d) No other person is known by the Venrock Entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Venrock Entities.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
The information provided in Item 3 is hereby incorporated by reference.
Other than as described in this Schedule 13D/A, to the best of the Venrock Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer. Mr. Anthony B. Evnin, a General Partner of Venrock Associates and a member of Venrock Management III, LLC and VEF Management III, LLC, is a director of the Issuer.

Item 7. Material to Be Filed as Exhibits.
A. Agreement regarding joint filing of Schedule 13D/A.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 15, 2010
VENROCK ASSOCIATES
By: A General Partner
VENROCK ASSOCIATES III, L.P.
By: Venrock Management III, LLC
Its: General Partner
VENROCK MANAGEMENT III, LLC
VENROCK ENTREPRENEURS FUND III, L.P.
By: VEF Management III, LLC
Its: General Partner
VEF MANAGEMENT III, LLC

By:	/s/ David L. Stepp
	Name:	David L. Stepp
	Title:	Authorized Signatory

SCHEDULE 1
General Partners/Members/Executive Officers
Michael C. Brooks
c/o Venrock
530 Fifth Avenue
22nd Floor
New York, NY 10036
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III, LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III, LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA
Anthony B. Evnin
c/o Venrock
530 Fifth Avenue
22nd Floor
New York, NY 10036
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III, LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III, LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA
Bryan E. Roberts
c/o Venrock
530 Fifth Avenue
22nd Floor
New York, NY 10036
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III, LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III, LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA
Ray A. Rothrock
c/o Venrock
530 Fifth Avenue
22nd Floor
New York, NY 10036
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III, LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III, LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA
Michael F. Tyrrell
c/o Venrock
530 Fifth Avenue
22nd Floor
New York, NY 10036
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III, LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III, LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA

EXHIBIT INDEX
A.	Agreement regarding joint filing of Schedule 13D/A.